CM

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2002
WASH., D.C.
154

SECURITI 02021687 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21979

FW 9/13/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07 01 01 (MM/DD/YY) AND ENDING 06 30 02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFP Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congressional Blvd. # 115
(No. and Street)

Carmel	IN	46032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry B. Lindboe 765 5735257
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodgers, Brian W.
(Name — *if individual, state last, first, middle name*)

5592 W. Baywood Dr.	New Palestine	IN	46163
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garry B. Lindboe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFP Equities, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

Christine S. Potts 8-27-02
Notary Public
exp. October 20, 2007
Hamilton County

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.F.P. Equities, Inc.
P.O. Box 40727
Indianapolis, IN 46240

August 23, 2002

Securities Investors
Protection Corporation, Inc.
Washington, D.C. 20006
Re: D.F.P. Equities, Inc.

To Whom It May Concern:

Please find enclosed a copy of the SIPC Supplemental Report and the Audited Financial Statement for D.F.P. Equities, Inc. related to the year ended June 30, 2002. If there are any questions, please feel free to contact me.

Sincerely,

Gary B. Lindboe, President

Enclosure

D.F.P. Equities, Inc.
Indianapolis, Indiana

SUPPLEMENTAL REPORT REGARDING SIPC ASSESSMENTS

SIPC reports (SIPC-7) relating to member assessments were timely filed and paid for the year ended June 30, 2002; all assessments payable to SIPC were paid consistent with prior years. The Company is exempt from filing a SIPC Supplement Report for the current year under the provisions of Rule 17a-5(e)(4), since gross revenues are less than $500,000.

SUPPLEMENTAL REPORT REGARDING MATERIAL INADEQUACIES

My examination of the financial statements for the year ended June 30, 2002, did not disclose any material inadequacies in the accounting system or the internal controls.

Brian W. Rodgers
Certified Public Accountant
Indianapolis, Indiana
August 23, 2002

D.F.P. EQUITIES, INC.

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2002

D.F.P. EQUTTIES, INC.
YEAR ENDED
JUNE 30, 2002

CONTENTS PAGE

Brian W. Rodgers
Certified Public Account
5592 W Baywood Dr.
New Palestine, In 46163
(317) 861-1163

Independent Auditor's Report

Shareholders and Board of Directors of
D.F.P. Equities, Inc.
Indianapolis, Indiana

I have audited the accompanying balance sheet of D.F.P. Equities, Inc. as of June 30, 2002, and the related statement of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.F.P. Equities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Brian W. Rodgers, CPA
August 23, 2002

Member: American Institute of Certified Public Accountant
Indiana CPA Society

D.F.P. EQUITIES, INC.
BALANCE SHEET
JUNE 30, 2002

ASSETS

Current Assets:	
Cash	8,002
Total Assets	8,002

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Income Tax Payable	-0-
Shareholder's Equity:	
Common Stock No Par Value 1.000 Shares Authorized 120 Issued & Outstanding	$ 6,000
Additional Paid in Capital	5,032
Retained Earnings	(3,030)
Total Shareholders' Equity	8,002
Total Liabilities and Shareholders' Equity	8,002

See Notes to Financial Statements

D.F.P. EQUITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED JUNE 30, 2002

Revenue:		
Commissions Income	$ 81,644	
Interest Income	99	
Total Revenue		81,743
Operating Expenses:		
Commission Expense	81,642	
Total Operating Expenses		81,642
Income (Loss) Before Taxes		101
Provision for Income Taxes		0
Net Income (Loss)		101
Retained Earnings at Beginning of Year		(3,131)
Retained Earnings at End of Year		$ (3,030)

See Notes to Financial Statements

D.F.P. EQUITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2002
Cash Flows From Operating Activities:

Net Income (Loss)	$ 101	
Provision for Income Tax	0	
Income Tax Paid	0	
Net Cash Provided (Used) by Operating Activities		101
Cash Flows From Investing Activities:		
Net Cash Provided (Used) by Investing Activities		-0-
Cash Flows From Financing Activities:		
Net Cash Provided by Financing Activities		-0-
Net Increase (Decrease) in Cash and Cash Equivalents		$ 101
Cash and Cash Equivalents*		
Beginning of Year		7,901
Cash and Cash Equivalents*		
End of Year		$ 8,002

* Note - The Company has never had any cash equivalents and consequently has not defined cash equivalents.

See Notes to Financial Statements

D.F.P. EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES:

General - D.F.P. Equities, Inc. operates as an agent that solicits investors for its principal.

Parent Company - D.F.P. Equities, Inc. is a wholly owned subsidiary of Diversified Financial Programs, Inc.

Method of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting, whereby revenues and expenses are recognized during the period to which they apply.

NOTE B - RELATED PARTY TRANSACTIONS:

The following transactions occurred between the Company and Diversified Financial Programs, Inc.:

1. Commissions earned were paid to Diversified Financial Programs, Inc., and recorded as commission expense. This method of payment and recording is consistent with prior years.

2. The policy of Diversified Financial Programs, Inc. (the parent) is to pay all expenses for D.F.P. Equities, Inc. (the company). When there is available cash flow, the Company will approve payment to the parent for expenses.

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

Shareholders and Board of Directors
D.F.P. Equities, Inc.
Indianapolis, Indiana

My report on my audit of the financial statements of D.F.P. Equities, Inc. for the year ended June 30, 2002 appears on page three. That audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The additional information on page nine is presented to meet the requirements of the National Association of Securities Dealers, Inc. of which D.F.P. Equities, Inc. is a member. The additional information has been subjected to the auditing procedures applied in the audit of the balance sheet as of June 30, 2002 and the related statements of income, retain earnings and cash flows for the year then ended and, in my opinion, is fairly stated in all material respects in relating to the financial statements taken as a whole.

Brian W. Rodgers, CPA
August 23, 2002

D.F.P. EQUITIES, INC.
JUNE 30, 2002

COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1

Total Equity From Statement of Financial Condition	$8,002
Additions	-0-
Deductions	-0-
Net Capital - June 30, 2002	$8,002

STATEMENT REGARDING RECONCILING DIFFERENCES
IN COMPUTATION OF NET CAPITAL

Unaudited Net Capital as Determined by Company	$8,002
Audit Adjustments	-0-
Net Capital - June 30, 2002 Audit	$8,002

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Common Stock	Paid in Capital	Add'L Retained Earnings	Total
Balance - Beg. of Year	$ 6,000	$ 5,032	$(3,131)	$7,901
Activity - Fiscal Year Ended June 30, 2002	-0-	-0-	101	101
Balance - End of Year	$ 6,000	$ 5,032	$(3,030)	$8,002

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION

Per Unaudited Financial Statements Determined by Company	$8,002
Audit Adjustments	-0-
Per Audited Financial Statements Determined by Auditor	$8,002

See Accountant's Report on Supplemental Information

BRIAN W. RODGERS
Certified Public Accountant
5592 W Baywood Dr
New Palestine, In 46163
(317) 861-1163

Board of Directors
D.F.P. Equities, Inc.
Indianapolis, Indiana

I have audited the accompanying financial statements of D.F.P. Equities, Inc. as required by Rule 17a-5(d) as of June 30, 2002 and for the year then ended, and have issued my report thereon dated August 23, 2002. As part of my audit, I examined the system of internal accounting control and the procedures for safeguarding securities to the extent I consider necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17-a-5 under the Securities Exchange Act of 1934. In addition, I reviewed the practices and procedures followed by the Company.

1. In making the periodic computation of aggregate indebtedness and net capital as required by Rule 17a-3(a)(11),

2. In making the quarterly securities examination, counts, verifications and comparisons and the recording of differences required by Rule 17-1-13.

3. In complying with the requirement for prompt payment for securities of section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System.

Rule 17a-5 contemplates that the scope of the examination should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that rule, the purposes of such evaluation are to establish a basis for and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under Rule 17a-5 the cost benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procures, errors can result from misunderstanding of instructions, mistakes or judgment, carelessness or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended June 30, 2002, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

The company claims exemption from Rule 15c3-3 under paragraph (k)(2)(A). Conditions of the exemption were being complied with as of the examination date and no facts came to my attention to indicate the exemption had not been complied with during the period under examination.

Brian W. Rodgers
Certified Public Accountant
August 23, 2002